UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 4)

                              Denny's Corporation
                             ----------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    24869P104
                                   -----------
                                 (CUSIP Number)

                                   JASON ADER
                      HAYGROUND COVE ASSET MANAGEMENT LLC
                                1370 6TH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 445-7800
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 15, 2006
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D

----------------------                                 ------------------------
CUSIP No. 24869P104                                        PAGE 2 OF 10 PAGES
----------------------                                 ------------------------
  1       NAME OF REPORTING PERSONS
          JASON ADER
          (S.S. or I.R.S. Identification No. not applicable)

-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [   ]
         (b) [   ]
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)  [ ]

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              NONE

  NUMBER OF             ------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER
  BENEFICIALLY                4,477,557
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER
  PERSON WITH                 NONE

                         ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              4,477,557

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,477,557
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                          [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.85%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                 ------------------------
CUSIP No. 24869P104                                        PAGE 3 OF 10 PAGES
----------------------                                 ------------------------
  1       NAME OF REPORTING PERSONS
          HAYGROUND COVE ASSET MANAGEMENT LLC
          (S.S. or I.R.S. Identification No. not applicable)

-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [   ]
         (b) [   ]
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e) [  ]

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              NONE

  NUMBER OF             ------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER
  BENEFICIALLY                4,477,557
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER
  PERSON WITH                  NONE

                         ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                               4,477,557

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,477,557
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                          [  ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.85%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                 ------------------------
CUSIP No. 24869P104                                        PAGE 4 OF 10 PAGES
----------------------                                 ------------------------
  1       NAME OF REPORTING PERSONS
          HAYGROUND COVE FUND MANAGEMENT LLC
          (S.S. or I.R.S. Identification No. not applicable) EIN: 81-0587515

-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [   ]
         (b) [   ]
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)  [  ]

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              NONE

  NUMBER OF             ------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER
  BENEFICIALLY                4,477,557
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER
  PERSON WITH                  NONE

                         ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              4,477,557

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,477,557
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                      [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.85%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                 ------------------------
CUSIP No. 24869P104                                        PAGE 5 OF 10 PAGES
----------------------                                 ------------------------
  1       NAME OF REPORTING PERSONS
          HAYGROUND COVE ASSOCIATES L.P.
          (S.S. or I.R.S. Identification No. not applicable) EIN: 81-0587520

-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [   ]
         (b) [   ]
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)   [ ]

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              NONE

  NUMBER OF             ------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER
  BENEFICIALLY                3,675,796
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER
  PERSON WITH                  NONE

                         ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                               3,675,796

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,675,796
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     [  ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.98%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         HC
-------------------------------------------------------------------------------

                                                              PAGE 6 OF 10 PAGES

ITEM 1.     SECURITY AND ISSUER.

      This statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value ("Common Stock") of Denny's Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 203 East Main Street, Spartanburg, South Carolina 29319-0001.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a), (b) and (c) This Statement is being filed by (i) Jason Ader, an individual; (ii) Hayground Cove Asset Management LLC, a Delaware limited liability company ("HCAM"); (iii) Hayground Cove Fund Management LLC, a Delaware limited liability company ("HCFM"); and (iv) Hayground Cove Associates LP, a Delaware limited partnership ("HCA" and, together with Jason Ader, HCAM and HCFM, the "Reporting Persons"). Mr. Ader is the sole member of HCAM, which in turn is the managing member of HCFM. In addition, HCFM serves as general partner of (i) certain Delaware limited partnership funds and (ii) HCA, an investment manager that provides investment and advisory services to certain offshore entities and individually managed accounts (the limited partnership funds, offshore entities and managed accounts collectively, the "Client Funds"). None of the Client Funds is deemed to be a reporting person.

      The principal business of each of the Reporting Persons is providing investment management and advisory services to the Client Funds.

      The principal business address and principal office address of each of the Reporting Persons is 1370 6th Avenue, New York, New York 10019.

      (d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Ader is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Each of the Client Funds has purchased in the aggregate the shares of Common Stock reported in Item 5, which shares are indirectly beneficially owned by the Reporting Persons. The aggregate amount of funds required by the Client Funds to acquire the shares of Common Stock was $19,880,461, net of commissions. The funds were provided by working capital of each of the Client Funds.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Persons continue to hold the shares of Common Stock by the Client Funds reported in Item 5 because, in their opinion, such shares are undervalued by the market at the

                                                              PAGE 7 OF 10 PAGES
present time. The Reporting Persons remain supportive of the efforts, business initiatives and management of the Issuer.

      The Reporting Persons effected the acquisition of the shares of Common Stock by the Client Funds reported in Item 5 for investment purposes only. However, the Reporting Persons intend to closely monitor the Issuer's performance and may modify their plans in the future.

      Although the Reporting Persons do not have any current plans other than monitoring the Common Stock of the Issuer, the Reporting Persons may in the future exercise, or cause to be exercised, any and all of their respective rights (or the rights of any of the Client Funds) as stockholders of the Issuer in a manner consistent with their equity interests (or the equity interests of any of the Client Funds). More specifically, depending on their evaluation of various factors, including the investment potential of shares of Common Stock, the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of shares of Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant, the Reporting Persons may take, or cause to be taken, such actions with respect to their indirect holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock by some or all of the Client Funds in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time by some or all of the Client Funds, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired by any of the Client Funds.

      As of the date of this Statement, except as set forth above, none of the Reporting Persons has any present plan or intention that would result in or relate to any of the actions described in this Item 4.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) In the aggregate, the Client Funds are the direct beneficial owners of 4,477,557 shares of Common Stock currently indirectly owned by the Reporting Persons, or approximately 4.85% of outstanding shares of Common Stock of the Issuer, based upon 92,370,470 shares of Common Stock outstanding as of August 1, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2006. None of the Client Funds own individually in excess of five percent of the outstanding shares of Common Stock.

      By virtue of the relationships described in Item 2 of this Statement and this Item 5, each of the Reporting Persons (other than HCA) may be deemed to share indirect beneficial ownership of all of the shares of Common Stock directly beneficially owned by the Client Funds. HCA may be deemed to share indirect beneficial ownership of the shares of Common Stock as expressly set forth below. Specifically, as general partner, HCFM has indirect beneficial ownership of (i) 320,346 shares (or 0.35% of outstanding shares) of Common Stock held directly by Hayground Cove Institutional Partners LP, a Delaware limited partnership, (ii) 411,340 shares (or 0.45% of outstanding shares) of Common Stock held directly by Hayground Cove Turbo

                                                              PAGE 8 OF 10 PAGES

Fund LP, a Delaware limited partnership, and (iii) 70,075 shares (or 0.08% of outstanding shares) of Common Stock held directly by Hayground Cove Equity Market Neutral Fund LP, a Delaware limited partnership. In addition, HCFM is general partner of HCA, which in turn serves as investment manager pursuant to certain Investment Management Agreements entered into between HCA and certain individual Client Funds. In this capacity, HCA exercises the power to vote (or to direct the vote) and to dispose (or to direct the disposition of)
(i) 2,274,257 shares (or 2.46% of outstanding shares) of Common Stock held directly by Hayground Cove Overseas Partners Ltd., a Cayman Islands exempted limited company; (ii) 325,558 shares (or 0.35% of outstanding shares) of Common Stock held directly by Hayground Cove Turbo Fund Ltd., a Cayman Islands exempted limited company; (iii) 42,775 shares (or 0.05% of outstanding shares) of Common Stock held directly by Hayground Cove Equity Market Neutral Fund Ltd., a Cayman Islands exempted limited company; and (iv) certain independent managed accounts, each of which directly owns 566,475 shares (or 0.61% of outstanding shares) of Common Stock, 403,909 shares (or 0.44% of outstanding shares) of Common Stock and 62,822 shares (or 0.07% of outstanding shares) of Common Stock, respectively.

      (b) Each of the Reporting Persons (other than HCA) has the power to vote and to dispose of shares of Common Stock as follows:

            (i)    Sole power to vote or to direct the vote: -0-
            (ii)   Shared power to vote or to direct the vote: 4,477,557
            (iii)  Sole power to dispose or to direct the disposition of: -0-
            (iv)   Shared power to dispose or to direct the disposition of:
                   4,477,557

             HCA has the power to vote and to dispose of shares of Common Stock as follows:

             (i)   Sole power to vote or to direct the vote: -0-
             (ii)  Shared power to vote or to direct the vote: 3,675,796
             (iii) Sole power to dispose or to direct the disposition of: -0-
             (iv)  Shared power to dispose or to direct the disposition of:
                   3,675,796

     (c) As of September 15, 2006, the Reporting Persons do not have the power to vote and to dispose of 490,193 shares (or 0.53% of outstanding shares) of Common Stock.

     (d) Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indirectly owned by the Reporting Persons.

     (e) Each of the Reporting Persons (other than HCA) ceased to be the beneficial owner of more than five percent of outstanding shares of Common Stock on September 15, 2006.

      HCA ceased to be the beneficial owner of more than five percent of outstanding shares of Common Stock on August 17, 2006.

                                                              PAGE 9 OF 10 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than as described in Items 2 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Joint Filing Agreement Among the Reporting Persons.

                                                             PAGE 10 OF 10 PAGES

                                   SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 19, 2006

                              By: /s/ JASON ADER
                                  -----------------------------------------
                                  Jason Ader

                              HAYGROUND COVE ASSET MANAGEMENT LLC

                              By: /s/ JASON ADER
                                  -----------------------------------------
                                  Jason Ader
                                  Sole Member

                              HAYGROUND COVE FUND MANAGEMENT LLC

                              By: Hayground Cove Asset Management LLC,
                               its Managing Member

                                  By: /s/ JASON ADER
                                      -------------------------------------
                                   Jason Ader
                                   Sole Member

                              HAYGROUND COVE ASSOCIATES L.P.

                              By: Hayground Cove Fund Management LLC,
                               its General Partner

                                   By: Hayground Cove Asset Management LLC,
                                       its Managing Member

                                       By:/s/ JASON ADER
                                          ---------------------------------
                                          Jason Ader
                                          Sole Member

                                                                       EXHIBIT A
                                FILING AGREEMENT
                              BETWEEN JASON ADER,
                      HAYGROUND COVE ASSET MANAGEMENT LLC,
                       HAYGROUND COVE FUND MANAGEMENT LLC
                       AND HAYGROUND COVE ASSOCIATES L.P.

      The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, $0.01 par value, of Denny's Corporation dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  September 19, 2006

                              By: /s/ JASON ADER
                                  -----------------------------------------
                                  Jason Ader

                              HAYGROUND COVE ASSET MANAGEMENT LLC

                              By: /s/ JASON ADER
                                  -----------------------------------------
                                  Jason Ader
                                  Sole Member

                              HAYGROUND COVE FUND MANAGEMENT LLC

                              By: Hayground Cove Asset Management LLC,
                               its Managing Member

                                  By: /s/ JASON ADER
                                      -------------------------------------
                                   Jason Ader
                                   Sole Member

                              HAYGROUND COVE ASSOCIATES L.P.

                              By: Hayground Cove Fund Management LLC,
                               its General Partner

                                   By: Hayground Cove Asset Management LLC,
                                       its Managing Member

                                       By:/s/ JASON ADER
                                          ---------------------------------
                                          Jason Ader
                                          Sole Member